UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Preliminary Proxy Statement Pursuant to Section 14(a) of

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[ ]	Definitive Proxy Statement
[ ]	Definitive Additional Materials
[ ]	Soliciting Material Pursuant to §240.14a-12

PRELIMINARY PROXY

2008 ANNUAL MEETING OF STOCKHOLDERS OF

LocatePLUS Holdings Corporation

PROXY STATEMENT [PRELIMINARY COPY] of Albanian Capital Enterprises Inc Christian T. Williamson George Isaac Richard L. Pyle Patrick F. Murphy David A. Russo

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2008 ANNUAL MEETING OF STOCKHOLDERS OF LOCATEPLUS HOLDINGS CORPORATION

PRELIMINARY PROXY STATEMENT OF ACE SHAREHOLDER GROUP

To Our Fellow LocatePLUS Stockholders:

      This preliminary proxy statement (this "Preliminary Proxy Statement") and the accompanying GOLD proxy card are being furnished to stockholders of LocatePLUS Holdings Corporation ("LocatePLUS" or the "Company") in connection with the solicitation of proxies by Albanian Capital Enterprises, Inc.("ACE") and certain of its associates and other shareholders to be used at the 2008 Annual Meeting of stockholders of LocatePLUS, including any adjournments or postponements thereof and any meeting held in lieu thereof (the "Annual Meeting"). The Annual Meeting is scheduled to be held at 3:00 p.m. local time on Monday, September 15, 2008, at the Company's principal offices located at 100 Cummings Center, Suite 235M, Beverly, Massachusetts. This Proxy Statement and GOLD proxy card are first being furnished to stockholders on or about September 12, 2008.

We are soliciting your proxy for the Annual Meeting regarding the following proposals:

1.

To elect to the Board of Directors of LocatePLUS (the "Board") the following slate of candidates: Christian Williamson, Ph.D, Richard L. Pyle, Ph.D, George J. Isaac, CPA, Patrick F. Murphy J.D., David A. Russo (the "ACE Nominees"), who have consented, if elected, to serve as directors;

2.

To vote AGAINST LocatePLUS's proposal to amend the Corporation's Second Amended and Restates Certificate of Incorporation to increase the number of authorized shares of the Corporation's Common Stock from 25,000,000 shares to 100,000,000 shares; and

3.	To transact such other business as may properly come before the meeting.

      If any of the ACE Nominees is unable or for good cause will not serve as a director, ACE reserves the right to nominate a replacement candidate for election as a director, and any such replacement shall be deemed to be a ACE Nominee. In any such case, the GOLD proxy card will be voted for such replacement nominees.

      ACE. and the ACE Nominees--George Isaac, Patrick F. Murphy,, , Christian T. Williamson, David A. Russo, Richard L. Pyle, (collectively, the "ACE Shareholder Group")--are participants in the solicitation of proxies contemplated hereby. They are collectively referred to in this Proxy Statement as the "ACE Shareholder Group" or "we". As of April 15, 2008, ACE is the beneficial owner of 200,000 shares of common stock of the Company.

THIS SOLICITATION IS BEING MADE BY THE ACE SHAREHOLDER GROUP AND NOT ON BEHALF OF THE BOARD OR THE MANAGEMENT OF LOCATEPLUS.

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YOUR VOTE IS IMPORTANT

YOUR VOTE IS EXTREMELY IMPORTANT. WE URGE YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TO VOTE FOR THE ELECTION OF THE ACE NOMINEES.

      IF ELECTED, CONSISTENT WITH THEIR FIDUCIARY DUTY, THE ACE NOMINEES ARE COMMITTED TO ACTING IN THE BEST INTEREST OF THE STOCKHOLDERS OF LOCATEPLUS. WE URGE YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD FOR THE ELECTION OF CHRISTIAN WILLIAMSON, RICHARD L. PYLE, GEORGE J. ISAAC, , PATRICK F. MURPHY AND DAVID A. RUSSO.

      WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY LOCATEPLUS. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW.

If you have any questions or require any assistance in executing your proxy, please call:

Thomas E. Murphy Albanian Capital Enterprises, Inc. 15275 Collier Blvd. Ste. #201/225 Naples, FL 34119 (866) 596-7905

      Only holders of record of LOCATEPLUS's voting securities as of the close of business on August 11, 2008 (the "Record Date") are entitled to notice of, and to attend and vote at, the Annual Meeting. According to the proxy statement filed by LocatePLUS with the Securities and Exchange Commission (the "SEC") on July 29, 2008 ("Company Proxy Statement"), as of July 5, 2008, there were 17,424,451 shares of Common Stock, $.01 stated value per share, of LocatePLUS (the "Common Stock") outstanding and entitled to vote. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Common Stock held on the Record Date.

      According to the Company Proxy Statement, if a shareholder wished the Company to consider including a nomination for the election of a director or any other stockholder proposal in the proxy statement for the Annual Meeting in 2008, such a proposal must have been made in writing, to James Fields, the Corporate Secretary. The proposal must meet the requirements established by the SEC and set forth in the Company Bylaws. Proposals of stockholders intended to be presented at the 2008 Annual Meeting must have been received no later than August 11, 2008 if the proposal was to be included in the proxy statement and form of proxy relating to that meeting. The Bylaws of the Corporation also provide that nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (I) pursuant to the corporation's notice of meeting of stockholders; (II) by or at the direction of the Board of Directors; or (III) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in Section 5. (Del. Code Ann., tit. 8, ss. 211(b)). As the original notice provided to the Company Secretary by the ACE Shareholder Group did not include Mr. Russo as a nominee, he will be nominated by the ACE Shareholder Group at the Annual Meeting in accordance with the Company Bylaws and in compliance with Del. Code Ann., tit. 8, ss. 211(b). Nonetheless, if the subsequent election of Mr. Russo is challenged, the validity of his election may be subject to litigation in Delaware.

HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A GOLD PROXY CARD EVEN IF THEY SELL THEIR SHARES AFTER THE RECORD DATE.

      IF YOU PREVIOUSLY VOTED FOR THE COMPANY'S NOMINEES, YOU CAN CHANGE YOUR VOTE BY SIGNING, DATING, AND RETURNING THE ENCLOSED GOLD PROXY CARD TO THOMAS MURPHY AT HIS ADDRESS SET FORTH ABOVE. IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE THOSE SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE AND RETURN ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.

      As of the Record Date, the ACE Shareholder Group beneficially owned, and as of the date of this Proxy Statement we continue to beneficially own at least 1,444,562 shares in aggregate of Common Stock, representing approximately 8.3% of the outstanding shares of Common Stock. The ACE Shareholder Group intends to vote such shares FOR the election of the ACE Nominees.

VOTE FOR THE ACE NOMINEES BY RETURNING YOUR SIGNED AND DATED GOLD PROXY TODAY.

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PARTICIPANTS IN THE SOLICITATION

      The members of the ACE Shareholder Group have been stockholders of LocatePLUS since February 14, 2000. Members of ACE Shareholder Group acquired shares of Common Stock through open market purchases for investment purposes and, as of the Record Date and the date hereof, ACE Shareholder Group beneficially owned and owns 1,444,562 shares of Common Stock, representing approximately 8.3% of the outstanding shares of Common Stock., From time to time members of the ACE Shareholder Group, individually and as an informal group, has reviewed LocatePLUS's business affairs, financial position, governance, management, capital structure, future plans and contractual rights and obligations. In addition, as part of its review, the ACE Shareholder Group from time to time held telephone conversations and has met in person with management regarding the Company's performance, its turnaround plan and strategic alternatives.

      On January 31, 2007, the Board met with Dr. Pyle, Dr Williamson, Mr. Isaac and Mr. Murphy and other shareholders to discuss the future of the Company. The Board took no action in response to their concerns and declined to meet with any investment bankers proposed by the shareholders present.

      On March 2, 2007, Geoff Chalmers, Esq., counsel to the Company wrote a letter to Henry Knoblock, counsel to the ACE Shareholder Group, indicating that the resignations of Mr. Latorella and Mr. Fields from all positions with the Company were imminent, subject to the Company successfully hiring a new CEO and Chairman.

      On March 23, 2007, the Board accepted the resignation of its then current President and Chief Executive Officer, Jon Latorella. Mr. Latorella remained on as Chairman of the Board and continued to advise new management .

      On May 14, 2007, The Company announced that the Board of Directors has elected Paul Colangelo as a Director and had appointed him as President and Chief Executive Officer to lead it through the next stage of growth.

On May 14, 2007, the Company was notified that it was no longer eligible for listing on the Over the Counter Bulletin Board (OTCBB).

      On June 26, 2007, the Board of Directors accepted the resignation of its then current President and Chief Executive Officer and Board Member, Paul Colangelo. The Board appointed James Fields, the acting Chief Financial Officer, as Chief Executive Officer.

      Between June 2007 and November 2007, Dr. Williamson, Dr. Pyle, and Mr. Russo had approximately five conference calls with Mr. Fields regarding the status of the Company, and specifically lobbying Mr. Fields to schedule and to hold an annual shareholder meeting for 2007. They encouraged Mr. Fields to communicate with all of the shareholders but to no avail. In November on the advice of LocatePLUS's legal counsel the conversations with Dr. Williamson, Dr. Pyle, and Mr. Russo ceased.

      In June 2008, Mr. Murphy sought the participation of Mr. Fields on a conference call with an investment banker to address the default that has occurred and is continuing under the Yorkville (fka Cornell Capital) credit facility. The conversation was not productive and in Mr. Murphy's opinion , the investment banker was not interested in a transaction at this point in time for the Company given the continued service of Mr. Latorella as Chairman of the Board.

      On August 5, 2008, ACE Shareholder Group's counsel, Henry E. Knoblock, III, Esq. called Geoff Chalmers, Esq., counsel to the Company to inform Mr. Chalmers and his client that the ACE Shareholder Group would be filing a definitive proxy nominating its own slate of directors among other proposals.

      On August 7, 2008, Mr. Murphy and ACE Shareholder Group's counsel, Henry Knoblock, Esq. held a conference call with counsel for the Company, Geoff Chalmers, but were unable to reach agreement with respect to the ACE's representation on the Board.

      On August 10, 2008 the ACE Shareholder Group delivered a letter to the Management of the Company pursuant to SEC Rule 14a-7 with a response date per Rule 14a-7 of within five (5) business days. The Company responded by letter received September 8, 2008 stating that they would mail the Proxy Statement for a fee of $14,000 in lieu of providing the ACE Shareholder Group with a list of Shareholders as of the Record Date.

      On August 11, 2008, the ACE Shareholder Group delivered BY HAND a Proxy Statement and Proxy Card to the Company for inclusion with the Company's mailing to shareholders. The Company did not include this information in its mailing to shareholders.

      On August 14, 2008, the Board of Directors announced Mr. Latorella stepped down as Chairman of the Board and that it had appointed James C. Fields, its current President and Chief Executive Officer, as Chairman. Mr. Latorella, will continue to serve out his term as Director.

On August 15, 2008, the ACE Shareholder Group filed a Preliminary Proxy Statement with the SEC.

      On August 25, 2008, James Fields contacted Mr. Murphy to propose that certain of the current directors of the Company resign with immediate effect and that Richard Pyle and Christian Williamson, both ACE Nominees, be appointed to the Board with immediate effect. Because of the timing requirements with regard to filing this preliminary proxy statement and because the appointment of Drs. Williamson and Pyle would not give the ACE Shareholder Group proportionate representation on the Board, Mr. Murphy and Mr. Fields were not able to reach an agreement prior to the filing of this preliminary proxy statement.

On August 28, 2008, in response to a comment letter from the SEC, the ACE Shareholder Group filed as revised preliminary proxy statement.

On September 8, 2008, in response to another comment letter from the SEC, the ACE Shareholder Group filed a revised preliminary proxy statement.

      On September 9, 2008, the ACE Shareholder Group retained Laurel Hill Advisory Group LLC ("Laurel Hill") to assist the ACE Shareholder Group in the solicitation of proxies and to act as a consultant to the ACE Shareholder Group at a fee not to exceed $30,000 plus reasonable out of pocket expenses with respect to the solicitation of proxies and the conduct of the Annual Meeting.

On September 11, 2008, in response to another comment letter from the SEC, the ACE Shareholder Group filed a revised preliminary proxy statement.

      On September 12, 2008, the ACE Shareholder Group filed a Schedule 13D stating it was putting forth its own slate of nominees for the Board of Directors. The members of the ACE Shareholder Group entered into a joint filing agreement pursuant to which they have agreed to jointly file the statement on Schedule 13D (including all amendments thereto) with respect to their beneficial ownership of shares of Common Stock.

On September 12, 2008, in response to another comment letter from the SEC, the ACE Shareholder Group filed this revised preliminary proxy statement.

PROPOSAL 1--ELECTION OF DIRECTORS

Reasons to Vote for the ACE Nominees

      As we believe the entire Board should be held accountable to stockholders for the Company's failure to fully investigate strategic alternatives such as (i) a potential sale to Lexis-Nexis or Choicepoint or (ii) exploring a private placement of securities with a several nationally recognized private equity firms to cure the existing default with YA Global and for the Company's under performance, the ACE Shareholder Group is nominating five directors for election at the Annual Meeting because they believe that the ACE Nominees, if elected as a slate, will swiftly work to effect positive change at the Company. The ACE Nominees, if elected, will constitute a majority of the Board.

      We believe, based on our personal knowledge of the ACE Nominees and the ACE Nominees' extensive business and corporate governance experience, that the ACE Nominees will, if elected to the Board, bring to LOCATEPLUS significant operational and corporate governance experience and a new voice with a greater stockholder perspective. Based on our discussions with the ACE nominees, ACE Shareholder Group expects that the ACE Nominees will, if elected to the Board, will effect positive change at LOCATEPLUS, which work will include:

•

an independent review by the newly composed Board of the strategic alternatives available to the Company (potentially including a review of all acquisition proposals that LocatePLUS has received in the last 2 years and other possible business combination and other change of control or strategic transactions involving LocatePLUS) in order to better understand the strategic alternatives available to LocatePLUS; and

•	the implementation of a more aggressive operational turnaround strategy that enhances financial results and stock price performance.

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      Based on our personal knowledge of the ACE nominees and their extensive business and corporate governance expertise, we believe the ACE Nominees will act in accordance with their fiduciary duties to the Company's stockholders and, accordingly, their plans or anticipated actions, if elected, could change in light of those duties.

      None of the participants who constitute the Ace Shareholder Group or the ACE Nominees currently has any specific plans for any change of control transaction or other strategic transaction involving the Company except with regard to replacing the current board of directors pursuant to this Proxy Statement. In the event that our entire slate of directors is elected to the Board of Directors, the ACE Nominees would constitute a majority of the Board of Directors and, assuming the ACE Nominees voted together, would be able to exercise wide range of control over a number of matters in accordance with the Company's By-Laws.

      We believe the ACE Nominees will help increase stockholder value at LocatePLUS. The ACE Nominees are committed to acting in the best interests of the Company's stockholders. You are urged to vote FOR the election of the ACE Nominees to serve as directors on the Board on the enclosed GOLD proxy card.

Background of the ACE Nominees

      According to the Company Proxy Statement, the Board intends to nominate five candidates for election as directors at the Annual Meeting. According to the Company's Proxy Statement, the Company's By-laws provide that the Board of Directors has discretion to increase or decrease the number of Directors (however, the Board of Directors cannot reduce the number of Directors below the number of Directors then in office). The Board of Directors has currently fixed the number of Directors at nine. Pursuant to the By-laws, the Board of Directors has the authority to fill vacancies on the Board of Directors. The Board of Directors has elected to stager the terms of the Directors to serve for three year terms. Two Directors are being elected to a three year term, two are being elected to a two year term, and one is being elected to a one year term. We believe the election of our slate of nominees will be able to work with the existing Board members to accelerate the rate of change required to move our Company in the direction of enhancing the value of our Company for our fellow shareholders. We also believe that even in the event that not all of the ACE Nominees are elected to the Board of Directors that we will be able to effect the kind of changes which are required to bring the Company back to a point financially where trust can be re-established in both the public securities markets and with our business partners and customers with the depth and breadth of expertise that our nominees bring to the Company and to the Board of Directors. However, we recognize that in the event that the ACE Nominees do not constitute a majority on the Board of Directors there can be no guarantee that any of the changes that the ACE Shareholder Group seeks to implement will be adopted and carried out.

      Under applicable proxy rules, we are required either to solicit proxies only for Christian Williamson, Ph.D, Richard L. Pyle, Ph.D, George J. Isaac, CPA, , Patrick F. Murphy J.D., David A. Russo which could result in limiting the ability of stockholders to fully exercise their voting rights with respect to LocatePLUS's nominees, or to solicit proxies for Messrs. Christian Williamson, Ph.D, Richard L. Pyle, Ph.D, George J. Isaac, CPA, , Patrick F. Murphy J.D., David A. Russo and for fewer than all of LOCATEPLUS's nominees, which enables a stockholder who desires to vote for ACE Nominees to also vote for those nominees of LocatePLUS . Given the performance of the Board over the last three years, the ACE Shareholder Group feel a wholesale change is in order. ACCORDINGLY, THIS PROXY STATEMENT IS SOLICITING PROXIES SOLELY TO ELECT CHRISTIAN WILLIAMSON, RICHARD L. PYLE, GEORGE J. ISAAC, PATRICK F. MURPHY AND DAVID A. RUSSO as Directors.

      The ACE Nominees are highly qualified individuals who we believe possess the expertise necessary to work with the existing Board to restore and enhance stockholder value. Set forth below is the name, age, business address, present principal occupation, and employment and material occupations, positions, offices or employments for the past five years of each ACE Nominee. Each ACE Nominee would be independent under the applicable standards of the NYSE and the independence standards applicable to LocatePLUS under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The ACE Nominees, if elected, would hold office until the expiration of their term for which they are nominated and until a successor has been duly elected and qualified.

Christian Thoreau Williamson, Ph.D. - Dr. Williamson, Age 35, holds a bachelors in Engineering Mathematics along with his doctorate in Hydrology. His graduate work emphasized Systems Engineering and his professional career has involved both accomplishment in engineering innovation and accomplishment in management and leadership. His engineering accomplishments include the development of new technologies to increase production, development of computer-based management information systems to forecast and optimize production, and patent grants. His management and leadership experience arises out of the implementation of his technology-based initiatives and also extends to sales, marketing, strategic development, project management, spin-off's, mergers, acquisitions, integration, capital development and financing, compliance, business analysis, due diligence, valuation, contract management, R & D, and distribution. Dr. Williamson's industrial work has focused on copper mining, water treatment systems, and environmental consulting, compliance, and remediation. He has increased profitability in each endeavor through technological innovation and skilled management and leadership. Significant in his career has been his interface with government regulators in the environmental compliance areas and certain regulatory change accomplished as a result of his advocacy and leadership. His current work involves global responsibility with an

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emphasis in North America, Australasia, and Europe. He is a frequent speaker at water conferences throughout the world. Dr Williamson has been a Managing Director, Environmental Contaminant Treatment for Danaher Corporation (NYSE: DHR) since January 2001.

Dr. Williamson owns 858,880 shares of Common Stock of the Company. Mr. Williamson is being nominated to serve a three year term. The business address of Dr. Williamson is 2351 E.Calle Sin Controversia Tucson, AZ 85718.

Richard L. Pyle, Ph.D. - Dr. Pyle, Age 64, holds a bachelors in physics, an MBA, and a doctorate in business. He is a former professor of management in the University of Massachusetts system. In addition to an academic and theoretical perspective on business management, he also brings years of management experience across a broad range of manufacturing industries. In particular, he brings the sales / manufacturing / distribution perspective and experience of being an owner/manager of a sales and marketing related business. He also provides consulting services to other businesses and is a commercial real estate investor and property manager. Dr. Pyle also enjoys philanthropic work and public service. The focus of his charitable work has been with children, youth, and in higher education. Dr. Pyle has been the CEO of Continental Consolidated, Inc. of Worcester, MA. since January 1993.

Dr. Pyle owns 57,182 shares of Common Stock of the Company. Dr. Pyle is being nominated to serve a three year term. The business address of Dr. Pyle is 1000 Goodale St. West Boylston, MA 01583.

George J. Isaac, CPA - Mr. Isaac, Age 63, is a Massachusetts Certified Public Accountant and is affiliated with Massachusetts Board of Certified Public Accountants and the American Institute of Certified Public Accountants. He is well experienced in all areas of financial management having practiced as a CPA for 25 years within a financial career that reaches back nearly 40 years. His experience includes management, business consulting, budgeting, managerial accounting, risk management, internal controls, tax advice and preparation, financial planning and reporting, audit functions, banking functions, and all treasury functions including SEC compliance. Specifically, his current practice involves services as a consulting CFO. In the past he has served as CFO for a publicly traded company, a managing partner of a public accounting firm, has managed a commercial office building. As a board member of a community bank and a publicly traded company he has served as a member and is familiar with the functioning of board audit committees, executive committees, and compensation committees. His experience includes the negotiation of significant expansion and growth credit availability but also downsizing to maintain profitability where necessary. He is proficient in Russian and German. For the past five years Mr. Isaac has served as a consulting Chief Financial Officer for several closely businesses in Massachusetts with responsibility for all financial planning and reporting, tax preparation, banking and related treasury functions for each of his clients.

Mr. Isaac is being nominated to serve a two year term. The business address of Mr. Isaac is 36 Whisper Drive Worcester, MA 01609.

Patrick F. Murphy, J.D. - Mr. Murphy, Age 55, is the Chairman of the Pulsar Network, Inc. Board of Directors. A graduate of the Harvard Law School practicing in Massachusetts, he also provides consulting services to growing businesses. He is familiar with government relations, public relations, and has experience in developing resources and assets. Prior to his career in law he was a manager at a prominent social service agency and handled personnel and operation issues in a crisis-based environment. For the past ten (10) years since September of 1998, Mr. Murphy has been an attorney for the Commonwealth of Massachusetts Department of Mental Health.

Mr. Murphy is being nominated to serve a two year term. The business address of Mr. Murphy is 68 N. Main St. Ste. 101 Carver, MA 02330.

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David A. Russo, Age 58, graduated from the University of Wisconsin. Mr. Russo has been an active participant in commercial real estate for over 30 years. His experience includes residential property management and includes his current focus of acquiring and redeveloping under-performing shopping centers and redeveloping them into highly valuable and productive commercial sites.  Mr. Russo served a fifteen-year tenure on the Planning Commission for the Village of Barrington Hills. Mr. Russo is a member of the International Council of Shopping Centers and the Chicagoland Association of Shopping Center Owners. Since January of 1995, Mr. Russo has been an Asset Manager for ARC Commercial. Mr. Russo beneficially owns 318,500 shares of Common Stock of the Company.

Mr. Russo is being nominated to serve a one year term. The business address of Mr. Russo is 11 Woodcreek Rd Barrington Hills, IL 60010.

      The ACE Nominees will not receive any compensation from ACE or any of its affiliates in connection with this proxy solicitation. If elected, the ACE Nominees will be entitled to such compensation from LocatePLUS as is consistent with LocatePLUS's past practice for non-employee directors, which is described in the Company Proxy Statement.

      Except as disclosed in this Proxy Statement, (i) no ACE Nominee or any associate of a ACE Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material proceeding, and (ii) there is no event that occurred during the past five years with respect to any of the ACE Nominees that is required to be described under Item 401(f) of Regulation S-K. The information in this Proxy Statement regarding a particular ACE Nominee has been furnished to ACE by such ACE Nominee.

      As of the Record Date, ACE Shareholder Group beneficially owned, and as of the date of this Proxy Statement we continue to beneficially own, an aggregate of 1,434,562 shares of Common Stock, representing approximately 8.5 % of the outstanding shares of Common Stock. ACE Shareholder Group intends to vote such shares FOR the election of the ACE Nominees. The members of the ACE Shareholder Group are parties to a joint filing agreement pursuant to which they have agreed to jointly file the statement on Schedule 13D (including all amendments thereto) with respect to their beneficial ownership of shares of Common Stock.

      Each ACE Nominee has agreed and consented to be named in this Proxy Statement and to serve as a director of LocatePLUS, if elected. We do not expect that any of the ACE Nominees will be unable to stand for election, but, in the event that such nominee is unable to serve or for good cause will not serve the shares of Common Stock represented by the enclosed GOLD proxy card will be voted for our replacement nominee(s).

Agreements with ACE Nominees

      In connection with the proxy solicitation contemplated hereby, ACE Shareholder Group has entered into a separate agreement (the "Nominee Agreement") with each ACE Nominee with respect to the nomination of such individual as a director of LocatePLUS at the Annual Meeting. The Nominee Agreement provides, among other things, that:

•

each ACE Nominee has agreed to become a member of ACE Shareholder Group's slate of nominees to stand for election as a director of LocatePLUS in connection with this proxy solicitation and to serve as a director of LocatePLUS if elected;

•	ACE Shareholder Group has agreed to pay all costs of this proxy solicitation;

•

ACE Shareholder Group has agreed, subject to limited exceptions, to indemnify and hold each ACE Nominee harmless from and against all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements incurred by such ACE Nominee in the event he becomes a party to litigation in connection with him serving as a candidate for election to the Board and this proxy solicitation (but not in such ACE Nominee's capacity as a director of the Company if elected).

      ACE Shareholder Group has also entered into a confidentiality agreement with each ACE Nominee with respect to certain information concerning this proxy solicitation that is of a confidential and proprietary nature, subject to disclosure requirements under applicable laws, regulations and legal processes. The members of the ACE Shareholder Group are also parties to a joint filing agreement pursuant to which they have agreed to jointly file the statement on Schedule 13D (including all amendments thereto) with respect to their beneficial ownership of shares of Common Stock.

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WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF THE ACE NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT.

      IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES REPRESENTED BY THE GOLD PROXY CARD "FOR" THE ELECTION OF CHRISTIAN WILLIAMSON, RICHARD L. PYLE, GEORGE J. ISAAC, PATRICK F. MURPHY AND DAVID A. RUSSO.

PROPOSAL 2--VOTE AGAINST INCREASING THE NUMBER OF AUTHORIZED SHARES

      THE MANAGEMENT OF LOCATEPLUS SEEKS TO AMEND THE CORPORATION'S SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF THE CORPORATION'S COMMON STOCK FROM 25,000,000 SHARES TO 100,000,000 SHARES. This proposal would result in a 300% increase in the number of authorized shares. There is no clear business purpose stated that we can support and the number of shares requested is unreasonable in relation to the purpose for which authorization is requested. The sole rationale for this excessive dilution is that the Company is, according to the Company's Definitive Proxy Statement "the Company is in technical default on debt to its primary secured debt holder. One remedy available to the holder of this debt is foreclosure on all of the Company's assets. The Company wishes to avoid foreclosure by allowing the Debtor to convert the debt into equity based on the terms of the note." The Company did not discuss in its Proxy Statement the potential alternatives available to the Company, including the repayment of the outstanding balance due YA Global. Accordingly, it is our position that the Company has not fully explained why it needs to increase the amount of authorized shares by 300% as management has not made its case that the increase in authorized shares is the only way to resolve the YA Global default. A review of the YA Global documents filed with the Company's Form 8-K filed on March 26, 2007 indicates there are several alternatives available to the Company to resolve the default issue and there is no agreement which has been disclosed to the shareholders that affirmatively obligates the Company to increase the number of authorized shares as a condition of any forbearance. According to the Company's own Definitive Proxy Statement, "the Company is in technical default (bold face and italics added) on debt to its primary secured debt holder. One remedy available to the holder of this debt is foreclosure on all of the Company's assets. The Company wishes to avoid foreclosure by allowing the Debtor to convert the debt into equity based on the terms of the note. The Company currently does not have adequate shares authorized to allow the debt holder to fully convert this debt into equity."

      The Company's Proxy Statement states further that it needs the additional shares for flexibility in future business transactions without describing in any detail what those possible business transactions might be. While our slate of nominees, if elected, would be open to an increase in authorized shares for future business transactions, at the present time we believe that the Company has not made the business case to warrant such excessive dilution of the Company's shareholders. We also believe that the shareholders should have a better sense of what the proposed use would be before approving such a large increase in the amount of authorized shares.

      According to the Company, 73,157,761 shares would be required to satisfy the its obligation to YA Global assuming the Company would have to pay the full default rate on its obligations to YA Global and that as of July 7, 2008 the Company had 2,791,674 shares available for conversion. What the Company does not describe in detail is that that is the amount of shares that would be due YA Global is solely because of the default nor does the Company fully explain the reason for the default. The Company's Form 8K disclosure describes the default letter as follows: "The Notice Letter cited as Events of Default (a) the Company's failure to pay principal and/or interest on the outstanding indebtedness and (b) the Company's failure to maintain listing on any of the exchanges specified in the Debenture. The Company and YA Global are discussing options to cure the Default." The Company does not disclose in its Proxy Statement whether or not it has explored obtaining alternative financing to repay its obligations to YA Global.

      The ACE Shareholder Group does not believe that the shareholders of the Company should give up whatever remaining value they have in their shares because Management was unable to promptly file its 34 Act filings not once but three times. We believe to authorize such an increase would be promoting poor corporate governance and past management performance does not give the shareholders any comfort that a large increase in authorized shares will result in anything more than additional dilution without a real strategic corporate objectives being achieved. The ACE Shareholder Group believes that this default can be better managed and resolved once our slate of directors is elected to the Board of Directors. We therefore urge you to vote "Against" this proposal to amend the Corporation's Seconded Amended and Restated Certificate of Incorporation to increase the number of Authorized Shares of the Corporation's Common Stock from 25,000,000 shares to 100,000,000 shares. Although we firmly believe that our slate of nominees can identify new sources of capital for the Company and can successfully negotiate a resolution of the default, shareholders should be aware that if the authorization of new shares is rejected, YA Global, has the right to exercise whatever remedies it is entitled to at law and under contract with respect to its convertible debt, including foreclosing on any validly perfected and enforceable security interest it may have against the Company's assets. As the Company's Proxy Statement is silent on this issue, it is not clear as to why YA Global has continued to forebear from exercising its remedies against the Company for the past nine months.

      The accompanying GOLD proxy card will be voted in accordance with your instruction on such card. You may vote for or vote against, or abstain from voting on Proposal 2 described above by marking the proper box on the GOLD proxy card. If you return a signed GOLD proxy card without providing voting instructions, your shares will be voted " AGAINST " the proposal to amend the Corporation's Seconded Amended and Restated Certificate of Incorporation to increase the number of Authorized Shares of the Corporation's Common Stock from 25,000,000 shares to 100,000,000 shares.


OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

      According to the Company Proxy Statement, LocatePLUS is soliciting proxies with respect to two proposals including the election of directors and a proposal to amend the Corporation's Second Amended and Restates Certificate of Incorporation to increase the number of authorized shares of the Corporation's Common Stock from 25,000,000 shares to 100,000,000 shares. Please refer to the Company Proxy Statement for a detailed discussion of these proposals, including various arguments in favor of and against such proposals. If you have signed the GOLD proxy card and no marking is made, you will be deemed to have given a direction to the persons named on the enclosed GOLD proxy card to vote all shares represented by your GOLD proxy card on such other matters in accordance with their judgment.

OTHER PROPOSALS

      We are not aware of any other business to be presented at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that the persons named on the enclosed GOLD proxy card will vote that proxy on such other matters in accordance with their judgment.

VOTING PROCEDURES

According to the Company Proxy Statement, the voting procedures are as set forth below.

Who May Vote

      Stockholders of record at the close of business on August 11, 2008, the Record Date, are entitled to vote during the Annual Meeting and may cast one vote for each share of Common Stock held on the record date on each matter that may properly come before the meeting. On July 5, 2008, according to the Company, there were 17,424,451 shares of Common Stock issued and outstanding.

How You May Vote

As explained in the detailed instructions on your GOLD proxy card, there are two ways you may vote. You may:

Sign, date and return the enclosed GOLD proxy card in the enclosed postage-paid envelope. We recommend that you vote on the GOLD proxy card even if you plan to attend the Annual Meeting; or

Vote in person by attending the Annual Meeting. If you hold your shares through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the Annual Meeting.

      Whether or not you are able to attend the Annual Meeting, you are urged to complete the enclosed GOLD proxy and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE SHARES WILL BE VOTED (I) "FOR" CHRISTIAN WILLIAMSON, RICHARD L. PYLE, GEORGE J. ISAAC, DAVID A. RUSSO, AND PATRICK F. MURPHY FOR DIRECTORS, (II) "AGAINST" AMENDING THE CORPORATION'S SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF THE CORPORATION'S COMMON STOCK FROM 25,000,000 SHARES TO 100,000,000 SHARES


AND (III) IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

If you have any questions or require any assistance in executing your proxy, please call:

Thomas E. Murphy Albanian Capital Enterprises, Inc. 15275 Collier Blvd. Ste. #201/225 Naples, FL 34119 (866) 596-7905

Vote Required

      The holders of a majority of the issued and outstanding shares of Common Stock must be present or represented at the meeting for there to be a quorum for the conduct of business. If a quorum is present and/or represented at the meeting, then the five nominees for directors who receive the highest number of votes of the votes cast will be elected. For these purposes, abstentions and "broker non-votes" will not be counted as voting for or against the proposal to which it relates.

      For the proposal to amend the Corporation's Second Amended and Restates Certificate of Incorporation to increase the number of authorized shares of the Corporation's Common Stock from 25,000,000 shares to 100,000,000 shares, approval of this proposal requires that a majority of common stock entitled to vote be present in person or by proxy at the Annual Meeting and the affirmative vote of a majority of the outstanding common stock of the Corporation and a majority of the outstanding common stock is required to approve the proposal to amend the Second Amended and Restated Certificate of Incorporation of the Corporation. Abstentions and Broker non-votes will have the effect of a vote against the proposal.

      On such other matters as may properly come before the meeting, the affirmative vote of a majority of the outstanding shares of Common Stock having voting power present at the meeting, in person or by proxy and voting thereon, is required to take action. Shares represented by proxies that are marked "abstain" with respect to these matters will be treated as votes and will have the same effect as a vote "against" the matters.

How you may Change Your Vote

      Any proxy given by a stockholder may be revoked at any time prior to its use by execution of a later dated proxy, by a personal vote at the meeting, or by written notice to the Secretary of the Company.

PROXY PROCEDURES

IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

The accompanying GOLD proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.

      Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a stockholder of record on the Record Date, you will retain your voting rights at the Annual Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares on the GOLD proxy card, even if you sell such shares after the Record Date.

      IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.


REVOCATION OF PROXIES

Any stockholder of record may revoke or change his or her proxy instructions at any time prior to the vote at the Annual Meeting by:

•	submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any WHITE proxy cards which you may have submitted to LocatePLUS

•	attending the Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

•

delivering written notice of revocation either to the Secretary of LocatePLUS at the address provided by LocatePLUS in the Company Proxy Statement or to Thomas Murphy (which will then be delivered to the Secretary of LocatePLUS).

      Please note that if your shares are held in "street name" by a bank, broker or bank nominee, you must follow the instructions provided by such bank, broker or bank nominee to vote or revoke your earlier vote.

Although a revocation is effective if delivered to LocatePLUS, we request that either the original or a copy of any revocation be mailed to Thomas Murphy, so that ACE will be aware of all revocations.

      IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD TO LOCATEPLUS, WE URGE YOU TO REVOKE IT BY (1) SIGNING, DATING AND RETURNING THE GOLD PROXY CARD, (2) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON OR (3) DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF THE COMPANY OR TO ACE.

SOLICITATION OF PROXIES

      All of the participants will conduct the solicitation, for which the ACE Shareholder Group is to receive a fee not to exceed $100,000, plus reimbursement for its reasonable out-of-pocket expenses. It is expected that this fee will be paid by the Company after the ACE Nominees are elected to the Board. There is therefore no guarantee that this fee will be paid in the event that not all of the ACE Nominees are elected to the Board. We have agreed to indemnify ACE as proxy agent against certain liabilities and expenses, including certain liabilities under the federal securities laws. Proxies may be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person. It is anticipated that we will employ approximately 5 persons and will utilize the services of Laurel Hill to solicit proxies from LocatePLUS stockholders for the Annual Meeting. The total expenditures in furtherance of, or in connection with, the solicitation of proxies is $130,000 to date, and is estimated to be $280,000 in total.

      The members of the ACE Shareholder Group may also participate in the solicitation of proxies. These persons will not be paid additional remuneration for their efforts. In addition, it is anticipated that the ACE Nominees may solicit proxies in connection with their nomination. The ACE Nominees will not receive any compensation for assisting in the solicitation of proxies.

      The ACE Shareholder Group currently intend to seek reimbursement from LocatePLUS upon completion of the solicitation of all expenses incurred in connection with the solicitation of proxies for the election of the ACE Nominees for the Board at the Annual Meeting if any of the ACE Nominees are elected. The ACE Shareholder Group do not intend to submit the question of such reimbursement to a vote of the stockholders of LocatePLUS at this time.

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PARTICIPANTS IN THE SOLICITATION

      Each Participant has an interest in the election of directors and the adoption of additional proposal(s) at the Annual Meeting (i) indirectly through the beneficial ownership (if any) of the Common Stock and other securities of LocatePLUS and (ii) pursuant to the Nominee Agreements described under "PROPOSAL 1--ELECTION OF DIRECTORS--AGREEMENTS WITH ACE NOMINEES" beginning on page 6 of this Proxy Statement.

      Other than as disclosed in this Proxy Statement, there are no arrangements or understandings between any ACE Shareholder Group and any ACE Nominee or any other person or persons with respect to the nomination of the ACE Nominees.

Other than as disclosed in this Proxy Statement: (including the Annexes hereto)

1.	during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

2.	no Participant directly or indirectly beneficially owns any securities of LocatePLUS;

3.	no Participant owns any securities of LocatePLUS which are owned of record but not beneficially;

4.	no Participant has purchased or sold any securities of LocatePLUS during the past two years;

5.

no Participant is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies;

6.	no associate of any Participant beneficially owns, directly or indirectly, any securities of LocatePLUS;

7.	no Participant owns any securities of any parent or subsidiary of LocatePLUS, directly or indirectly;

8.

no Participant or any associate of any Participant has engaged in or had a direct or indirect material interest in any transaction, or series of similar transactions, since January 1, 2007, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000;

9.

no Participant or any associate of any Participant has any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates or (b) with respect to future transactions to which the Company or any of its affiliates will or may be a party;

10.

no person who is a party to an arrangement or understanding pursuant to which a nominee for election as director is proposed to be elected (including, without limitation, any Participant), has a substantial interest, direct or indirect, by securityholding or otherwise, in any matter to be acted on at the Annual Meeting; and


11.

no Participant has any substantial interest, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting, other than election to office (the ACE Nominees may be deemed to have an interest in their nominations for election as directors to the Board by virtue of compensation the ACE Nominees will receive from the Company as directors, if elected to the Board).

For the purposes of the foregoing, the term "associates" shall have the meaning as that term is defined in Rule 14a-1 of Regulation 14A under the Exchange Act.

Additional information regarding the Participants, including transactions in the securities of LocatePLUS effected during the past two years, is set forth on Appendix I attached hereto.

ADDITIONAL INFORMATION

      The Company is subject to the periodic reporting requirements of the Exchange Act and, in accordance therewith, is required to file reports, proxy statements and other information with the SEC. Reports, registration statements, proxy statements and other information filed by the Company with the SEC may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can also be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site on the Internet (http://www.sec.gov) where reports, proxy and information statements and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge.

      The ACE Shareholder Group has omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Company Proxy Statement. Such disclosure includes, among other things, information regarding securities of LocatePLUS beneficially owned by LocatePLUS's director's, nominees and management; certain shareholder's beneficial ownership of more than 5% of LocatePLUS's voting securities; information concerning executive compensation; and information concerning the procedures for submitting stockholder proposals and director nominations intended for consideration at the 2009 annual meeting of stockholders of LocatePLUS and for consideration for inclusion in the proxy materials for that meeting. Please refer to the Company Proxy Statement for such information. The ACE Shareholder Group takes no responsibility for the accuracy or completeness of information contained in the Company Proxy Statement.

Copies of this Proxy Statement will be provided without charge upon request to ACE at the address or telephone numbers set forth below under the heading "IMPORTANT".

Date: AUGUST 15, 2008

ACE Shareholder Group


The Ace Shareholder Group has filed with the SEC a statement on Schedule 13D (as amended from time to time, the "Schedule 13D") that may contain information in addition to that furnished in this Proxy Statement. The Schedule 13D may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can also be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site on the Internet (http://www.sec.gov) where reports, proxy and information statements and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge.

IMPORTANT

1.	If your shares are held in your own name, please mark, date and mail the enclosed GOLD proxy card to our Proxy Solicitor, Thomas Murphy., in the postage-paid envelope provided.

2.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a GOLD proxy card to be signed representing your shares.

3.

If you have already submitted a WHITE proxy card to LOCATEPLUS for the Annual Meeting, you may change your vote to a vote FOR the election of the ACE Nominees and AGAINST the proposal to amend the Corporation's Seconded Amended and Restated Certificate of Incorporation to increase the number of Authorized Shares of the Corporation's Common Stock from 25,000,000 shares to 100,000,000 shares by marking, signing, dating and returning the enclosed GOLD proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to LOCATEPLUS. ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING.

If you have any questions or require any assistance in executing your proxy, please call:

Thomas E. Murphy Albanian Capital Enterprises, Inc. 15275 Collier Blvd. Ste. #201/225 Naples, FL 34119 (866) 596-7905


Appendix 1

ADDITIONAL INFORMATION OF THE PARTICIPANTS

TABLE I

The following table sets forth:

i.	Name and business address of the participant.

ii.	The participant's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on.

Participant (i)	Address(i)	Occupation(ii)

Albanian Capital Enterprises, Inc.	15275 Collier Blvd. Ste. #201/225 Naples, FL 34119	Investments

Christian T. Williamson	2351 E.Calle Sin Controversia Tucson, AZ 85718	VP Marketing

David Russo	11 Woodcreek Rd Barrington Hills, IL 60010	Asset Manager - Real Estate Developer

Richard L. Pyle	1000 Goodale St. West Boylston, MA 01583	Executive

George J. Isaac	36 Whisper Drive Worcester, MA 01609	CPA

Patrick F. Murphy	DMR 68 N. Main St. Ste. 101 Carver, MA 02330	Attorney at Law

Table II

      The following table sets forth any substantial interest, direct or indirect, by security holdings or otherwise, of each participant as defined in paragraphs (a)(ii), (iii), (iv), (v) and (vi) of Instruction 3 to Item 4 of Schedule 14A.

ACE Shareholder Group

Participant	Number of Shares Beneficially owned as of Record Date
Albanian Capital Enterprises	200,000

Christian T. Williamson	858,880

George Isaac	0

David Russo	328, 500

Richard L. Pyle	57,182

Patrick Murphy	0

Total	1,444,562

Table III

      The following table indicates the number of shares purchased in each such transaction and the date of each purchase of shares of Common Stock by each Participant within the past two years. Except as set forth below, none of the Participants effected any transactions in the shares of Common Stock during the past two years

Christian Williamson

Buy/Sell	Number of Shares	Date

Buy	78,125	11/14/06
Buy	9,000	12/18/06
Buy	170,004	6/1/07
Buy	60,000	7/9/07
Buy	55,000	7/10/07
Buy	25,000	7/16/07
Buy	32,200	7/24/07
Buy	157,350	7/21/08
Buy	83,150	7/23/08
Buy	105,380	7/24/08

David and Marla Russo

Buy/Sell	Number of Shares	Date

Buy	800	3/19/07
Buy	7,000	6/25/07
Buy	100,000	5/27/08
Buy	40,000	6/17/08
Buy	50,000	7/29/08
Buy	50,000	7/29/08

Buy	10,000	8/14/08

Sara Russo Living Trust FBO Steven Russo (David Russo)

Buy/Sell	Number of Shares	Date

Buy	700	3/16/07
Buy	25,000	7/29/08
Buy	25,000	8/4/08

JA Trust (David Russo)

Buy/Sell	Number of Shares	Date

Buy	10,000	5/27/08

RA Morton Trust (David Russo)

Buy/Sell	Number of Shares	Date

Buy	10,000	5/27/08

Buy/Sell	Number of Shares	Date

Albanian Capital Enterprises

Buy/Sell	Number of Shares	Date

Buy	200,000	4/15/08

Richard L. Pyle

Buy/Sell	Number of Shares	Date

Buy	22,382	10/20/06
Buy	400	12/12/06
Buy	20,000	6/22/07
Buy	10,000	8/6/07


PROXY CARD [PRELIMINARY COPY]

LOCATEPLUS HOLDINGS CORPORATION 2008 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY[PRELIMINARY] IS SOLICITED BY ACE SHAREHOLDER GROUP

      The undersigned hereby appoints and constitutes each of Thomas Murphy and Henry E. Knoblock, III, Esq. (acting alone or together) as proxies, with full power of substitution in each, to represent the undersigned at the Annual Meeting of Stockholders of LocatePLUS Holdings Corporation ("LocatePLUS") to be held at 3:00 p.m. local time on Monday, September 15, 2008, at the Company's principal offices located at 100 Cummings Center, Suite 235M, Beverly, Massachusetts, and at any adjournment or postponement thereof or any meeting held in lieu thereof, hereby revoking any proxies previously given, to vote all shares of Common Stock of LocatePLUS held or owned by the undersigned as directed below, and in their discretion upon such other matters as may come before the meeting. IF NO DIRECTION IS MADE WITH RESPECT TO A PROPOSAL, THIS PROXY WILL BE VOTED AS FOLLOWS WITH RESPECT TO ANY SUCH PROPOSAL: (I) "FOR" CHRISTIAN WILLIAMSON, RICHARD L. PYLE, GEORGE J. ISAAC, PATRICK F. MURPHY AND DAVID A. RUSSO FOR DIRECTORS, (II) "AGAINST" AMENDING THE CORPORATION'S SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF THE CORPORATION'S COMMON STOCK FROM 25,000,000 SHARES TO 100,000,000 SHARES AND(III) IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. If any nominee for director is unable or for good cause will not serve as director, this proxy will be voted for any substitute nominee that ACE SHAREHOLDERGROUP designates.

YOUR VOTE IS VERY IMPORTANT--PLEASE VOTE YOUR PROXY TODAY.

PROXY SOLICITED BY ACE SHAREHOLDER GROUP

YOUR VOTE IS VERY IMPORTANT

Please take a moment now to vote your shares of common stock for the upcoming Annual Meeting of Stockholders

Please sign, date and return the proxy card in the envelope provided, or mail to: Thomas E. Murphy ALBANIAN CAPITAL ENTERPRISES, Inc. 15275 Collier Blvd. Ste. #201/225 Naples, FL 34119 (866) 596-7905

(CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.)


[ ] PLEASE MARK VOTES AS IN THIS EXAMPLE.

PROPOSAL 1: To elect as directors of LOCATEPLUS:
For A Three Year Term: For A Two Year Term: For A One Year Term:	Christian Williamson, Ph.D, Richard L. Pyle, Ph.D, George J. Isaac,CPA, Patrick F. Murphy J.D. David A. Russo
[ ] FOR ALL	[ ] WITHHOLD FROM ALL	[ ] FOR ALL EXCEPT

The ACE Shareholder Group intends to use this proxy to vote FOR Christian Williamson, Ph.D, Richard L. Pyle, Ph.D, George J. Isaac, CPA, , Patrick F. Murphy J.D., David A. Russo (the "ACE Nominees")

      NOTE: If you do not wish for your shares to be voted "FOR" a particular ACE Nominee, mark the "FOR ALL EXCEPT" box and write the name(s) of the ACE Nominee(s) you do not support thereafter. Your shares will be voted for the remaining ACE Nominee(s). You may also withhold authority to vote for one or more additional LOCATEPLUS nominees by writing the name of the nominee(s) below. The ACE Shareholder Group provides no assurance that the LOCATEPLUS nominees, if elected, will serve as directors if the ACE Nominees are elected to the board.

THE ACE SHAREHOLDER GROUP RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE ACE NOMINEES LISTED IN PROPOSAL 1.

PROPOSAL 2: THE MANAGEMENT OF LOCATEPLUS SEEKS TO AMEND THE CORPORATION'S SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF THE CORPORATION'S COMMON STOCK FROM 25,000,000 SHARES TO 100,000,000 SHARES

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

THE ACE SHAREHOLDER GROUP RECOMMENDS A VOTE "AGAINST" PROPOSAL 2.

IN HIS DISCRETION, EACH OF THOMAS MURPHY AND HENRY E. KNOBLOCK, III, ESQ IS AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS MADE, THE PROXY SHALL BE VOTED FOR THE ELECTION OF THE LISTED NOMINEES AS DIRECTORS AND AGAINST PROPOSAL 2 THE INCREASE OF THE NUMBER OF AUTHORIZED SHARES OF THE CORPORATION'S COMMON STOCK FROM 25,000,000 SHARES TO 100,000,000 SHARES AND, IN THE CASE OF OTHER MATTERS THAT PROPERLY COME BEFORE THE MEETING, AS MR. MURPHY OR MR. KNOBLOCK MAY DEEM ADVISABLE.

Please sign exactly as your name(s) appear(s) hereon. If shares are issued in the name of two or more persons, all such persons should sign the proxy. A proxy executed by a corporation or other company should be signed in its name by its authorized officers. Executors, administrators, trustees and partners should indicate their positions when signing.

___________________________________	__________________________, 2008
SIGNATURE(S) OF STOCKHOLDER(S)	Date

SIGNATURE (IF HELD JOINTLY):	_______________________________

_____________________________________________________________________________
TITLE (S), IF ANY
